Exhibit 99.2

Progressive Waste Solutions Ltd.

Condensed Consolidated Balance Sheets (“Balance Sheet”)

March 31, 2014 (unaudited) and December 31, 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	March 31,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$42,282	$31,980
Accounts receivable	205,919	229,548
Other receivables	46	68
Prepaid expenses	41,536	34,886
Income taxes recoverable	9,617	2,531
Restricted cash	499	498
Other assets	1,861	2,149
	301,760	301,660

FUNDED LANDFILL POST-CLOSURE COSTS (Note 10)	10,520	10,690
INTANGIBLES (Note 6)	208,193	220,078
GOODWILL (Note 7)	901,810	905,347
LANDFILL DEVELOPMENT ASSETS	14,126	20,247
DEFERRED FINANCING COSTS	17,596	19,037
CAPITAL ASSETS	927,052	937,252
LANDFILL ASSETS	941,592	952,731
INVESTMENTS (Note 8)	936	5,659
OTHER ASSETS	24,820	19,869
	$3,348,405	$3,392,570

LIABILITIES
CURRENT
Accounts payable	$81,569	$100,270
Accrued charges (Note 9)	126,804	136,991
Dividends payable	15,631	16,243
Income taxes payable	2,619	2,048
Deferred revenues	17,896	17,180
Current portion of long-term debt	5,871	5,969
Landfill closure and post-closure costs (Note 10)	9,446	10,332
Other liabilities	18,287	12,925
	278,123	301,958

LONG-TERM DEBT	1,532,183	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 10)	115,397	114,122
OTHER LIABILITIES	17,469	14,743
DEFERRED INCOME TAXES	126,426	129,887
	2,069,598	2,102,999

SHAREHOLDERS’ EQUITY (Note 11)
Common shares (authorized - unlimited, issued and outstanding - 114,788,178 (December 31, 2013 - 114,852,852))	1,773,827	1,773,734
Restricted shares (issued and outstanding - 391,401 (December 31, 2013 - 322,352))	(10,109)	(6,654)
Additional paid in capital	3,451	2,796
Accumulated deficit	(388,152)	(398,414)
Accumulated other comprehensive loss	(100,210)	(81,891)
Total shareholders’ equity	1,278,807	1,289,571
	$3,348,405	$3,392,570

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended March 31, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended
	2014	2013

REVENUES	$469,770	$486,560
EXPENSES
OPERATING	293,198	296,888
SELLING, GENERAL AND ADMINISTRATION	65,065	59,816
AMORTIZATION	67,207	71,299
NET LOSS (GAIN) ON SALE OF CAPITAL AND LANDFILL ASSETS	3,033	(617)
OPERATING INCOME	41,267	59,174
INTEREST ON LONG-TERM DEBT	14,943	15,243
NET FOREIGN EXCHANGE LOSS (GAIN)	53	(1)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS (Note 14)	3,335	(2,265)
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT (Note 5)	(5,156)	—
INCOME BEFORE INCOME TAX EXPENSE (RECOVERY) AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	28,092	46,197
INCOME TAX EXPENSE (RECOVERY) (Note 15)
Current	5,578	9,799
Deferred	(3,487)	7,024
	2,091	16,823
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	82	33
NET INCOME	25,919	29,341

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(18,737)	(11,296)

Derivatives designated as cash flow hedges, net of income tax $nil (2013 - $288)	—	(535)
Settlement of derivatives designated as cash flow hedges, net of income tax ($225) (2013 - ($149))	418	276
	418	(259)
TOTAL OTHER COMPREHENSIVE LOSS	(18,319)	(11,555)
COMPREHENSIVE INCOME	$7,600	$17,786

Net income per weighted average share, basic and diluted (Note 11)	$0.23	$0.25
Weighted average number of shares outstanding (thousands), basic and diluted (Note 11)	115,177	115,167

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended March 31, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended
	2014	2013
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$25,919	$29,341
Items not affecting cash
Restricted share expense	716	490
Accretion of landfill closure and post-closure costs (Note 10)	1,539	1,409
Amortization of intangibles	13,898	15,360
Amortization of capital assets	37,155	38,076
Amortization of landfill assets	16,154	17,863
Interest on long-term debt (amortization of deferred financing costs)	854	856
Net loss (gain) on sale of capital and landfill assets	3,033	(617)
Net loss (gain) on financial instruments	3,335	(2,265)
Re-measurement gain on previously held equity investment	(5,156)	—
Deferred income tax (recovery) expense	(3,487)	7,024
Net loss from equity accounted investee	82	33
Landfill closure and post-closure expenditures (Note 10)	(811)	(795)
Changes in non-cash working capital items	(18,359)	(11,999)
Cash generated from operating activities	74,872	94,776
INVESTING
Acquisitions (Note 5)	(8,298)	(95)
Restricted cash deposits	(1)	(1)
Investment in other receivables	—	(134)
Proceeds from other receivables	19	139
Funded landfill post-closure costs	(344)	(102)
Purchase of capital assets	(34,430)	(51,380)
Purchase of landfill assets	(9,408)	(10,006)
Proceeds from the sale of capital and landfill assets	361	1,121
Investment in landfill development assets	(186)	(1,776)
Cash utilized in investing activities	(52,287)	(62,234)
FINANCING
Payment of deferred financing costs	(48)	(48)
Proceeds from long-term debt	73,811	19,824
Repayment of long-term debt	(64,848)	(32,042)
Proceeds from the exercise of stock options	32	3
Purchase of restricted shares	(3,455)	(3,006)
Dividends paid to shareholders	(15,656)	(15,981)
Cash utilized in financing activities	(10,164)	(31,250)
Effect of foreign currency translation on cash and cash equivalents	(2,119)	(1,064)
NET CASH INFLOW	10,302	228
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF PERIOD	$42,282	$30,168
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$39,996	$30,163
Cash equivalents	2,286	5
	$42,282	$30,168
Cash paid during the period for:
Income taxes	$12,322	$11,692
Interest	$14,369	$15,278

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended March 31, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 11)	equity
Balance at December 31, 2013	$1,773,734	$(6,654)	$—	$2,796	$(398,414)	$(81,891)	$1,289,571
Net income					25,919		25,919
Dividends declared					(15,657)		(15,657)
Restricted shares purchased		(3,455)					(3,455)
Restricted share expense				716			716
Common shares issued on exercise of stock options	93			(61)			32
Common shares acquired by U.S. long-term incentive plan			(931)				(931)
Deferred compensation obligation			931				931
Foreign currency translation adjustment						(18,737)	(18,737)
Settlement of derivatives designated as cash flow hedges, net of income tax						418	418
Balance at March 31, 2014	$1,773,827	$(10,109)	$—	$3,451	$(388,152)	$(100,210)	$1,278,807

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 11)	equity
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581
Net income					29,341		29,341
Dividends declared					(15,981)		(15,981)
Restricted shares purchased		(3,006)					(3,006)
Restricted share expense				490			490
Common shares issued on exercise of stock options	9			(6)			3
Common shares acquired by U.S. long-term incentive plan			(1,912)				(1,912)
Deferred compensation obligation			1,912				1,912
Foreign currency translation adjustment						(11,296)	(11,296)
Derivatives designated as cash flow hedges, net of income tax						(535)	(535)
Settlement of derivatives designated as cash flow hedges, net of income tax						276	276
Balance at March 31, 2013	$1,773,539	$(6,466)	$—	$2,650	$(438,179)	$(59,671)	$1,271,873

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.  Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2013 and December 31, 2012.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements except as indicated in Note 4.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.  Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2013 audited consolidated financial statements, except as outlined below.

Acquisitions

For acquisitions achieved in stages, where the Company holds an equity interest prior to obtaining control, the Company re-measures its previously held equity interest in the acquiree at its acquisition date fair value.  Any resulting gain or loss is recognized in the Company’s determination of net income or loss.  The acquisition method of accounting is applied on the date control is obtained.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5.  Acquisitions

The following table outlines the number of acquisitions completed by the Company in each segment for the three months ended March 31, 2014 and 2013.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or a company’s assets, including various current assets and liabilities.  Each of the acquisitions completed constitutes a business.

					Three months ended
					March 31
			2014			2013
	Assets	Shares	Total	Assets	Shares	Total

Canada	—	1	1	—	—	—
U.S. south	1	—	1	—	—	—
Total acquisitions	1	1	2	—	—	—

The Company considers each of these acquisitions a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate.  The financial results of these acquisitions have been included in the Company’s financial statements from their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, and its allocation to the fair value of net assets acquired, is as follows:

	Three months ended
	March 31
	2014	2013

Consideration
Cash, including holdbacks (as applicable)	$55	$—

Net assets acquired
Intangibles (Note 6)	27	—
Capital assets	33	—
Accounts payable	(5)	—
Total net assets acquired	$55	$—

Consideration by segment (including holdbacks (as applicable))
U.S. south	55	—
Total consideration	$55	$—

Goodwill recorded by segment
U.S. south	$—	$—
Total goodwill	$—	$—

Goodwill expected to be deductible for tax purposes	$—	$—

	Three months ended
	March 31
	2014	2013

Aggregate cash consideration (excluding holdbacks and cash payments due to sellers for achieving various business performance targets)	$40	$—

Contingent consideration (paid in respect of acquisitions completed prior to January 1, 2009)	$102	$95

Transaction costs (included in selling, general and administration expense)	$72	$285

The Company typically holds back a portion of amounts due to sellers subject to the acquired operations meeting various business performance conditions.  These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $15 as at March 31, 2014 (December 31, 2013 - $414).

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Acquisition of equity accounted investee

On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee (Note 8).  As a result of obtaining control, the Company has re-measured its previously held fifty percent ownership interest at the acquisition date fair value and recorded a non-cash gain in the statement of operations and comprehensive income or loss.  Goodwill arising from this acquisition is largely attributable to expected synergies as a result of personnel and operating overhead reductions and the deployment of market focused strategies.

The full financial results of this acquisition have been included in the Company’s financial statements from its date of closing.  Financial results before January 31, 2014 are included in net loss from equity accounted investee in the statement of operations and comprehensive income or loss.

Cash consideration paid, the carrying amount of the previously held equity method investment, the re-measurement gain recorded, and their preliminary allocation to the fair value of net assets acquired, is as follows:

Cash consideration	$8,156
Carrying amount of previously held equity method investment	4,359
Re-measurement gain on previously held equity method investment	5,156
Fair value of net assets acquired	$17,671

Net assets acquired
Accounts receivable	$566
Intangibles (Note 6)	4,798
Goodwill (Note 7)	10,847
Capital assets	4,995
Accrued charges	(439)
Shareholder loans	(1,921)
Deferred income taxes	(1,175)
Total net assets acquired	$17,671

Goodwill recorded by segment
Canada	$10,847
Total goodwill	$10,847

Goodwill expected to be deductible for tax purposes	$—

This purchase price allocation is absent certain fair value adjustments as the Company is awaiting pertinent information.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.  Intangibles

				March 31, 2014
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$232,805	$160,514	$72,291	$4,679	5.00
Customer lists	243,976	138,704	105,272	27	7.50
Non-competition agreements	11,171	5,614	5,557	—	—
Transfer station permits	26,805	7,026	19,779	—	—
Trade-names	12,418	7,124	5,294	119	1.00
	$527,175	$318,982	$208,193	$4,825

		December 31, 2013		March 31, 2013
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$235,369	$160,847	$74,522	$—	—
Customer lists	243,961	131,112	112,849	—	—
Non-competition agreements	11,171	4,919	6,252	(400)	—
Transfer station permits	27,708	6,973	20,735	—	—
Trade-names	12,598	6,878	5,720	—	—
	$530,807	$310,729	$220,078	$(400)

Adjustments to the fair value of certain assets, occurring in the measurement period, and acquired in the prior year resulted in no adjustments in the current period (2013 - $400 decrease to non-competition agreements).

Estimated intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2014, and thereafter is as follows:

2014	$39,483
2015	43,493
2016	38,169
2017	32,638
2018	17,337
Thereafter	37,073
$208,193

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.  Goodwill

The following tables illustrate the change in goodwill for the three months ended March 31, 2014 and 2013.

	March 31, 2014
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$383,473	$423,164	$459,267	$1,265,904
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	383,473	423,164	98,710	905,347
Goodwill recognized on acquisitions, during the period	10,847	—	—	10,847
Goodwill adjustments in respect of prior period acquisitions, during the period	—	102	—	102
Foreign currency exchange adjustment, for the period	(14,486)	—	—	(14,486)

Goodwill, stated at cost	379,834	423,266	459,267	1,262,367
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$379,834	$423,266	$98,710	$901,810

	March 31, 2013
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$409,296	$421,108	$459,267	$1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	409,296	421,108	98,710	929,114
Goodwill adjustments in respect of prior period acquisitions, during the period	—	1,252	—	1,252
Foreign currency exchange adjustment, for the period	(8,342)	—	—	(8,342)

Goodwill, stated at cost	400,954	422,360	459,267	1,282,581
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$400,954	$422,360	$98,710	$922,024

For the three months ended March 31, 2014, goodwill arising from accrued contingent consideration payable to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2013 - $nil).  In 2013, adjustments to preliminary purchase price allocations resulted in a $1,157 increase to goodwill.

The Company has not disposed of any goodwill or recognized an impairment charge in the three months ended March 31, 2014 or in the year ended December 31, 2013.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.  Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”).  TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials.  This investment is accounted for under the cost method of accounting.

Investment in equity accounted investee

The Company had a fifty percent ownership interest in two companies whose business was comprised principally of compactor and related equipment rentals.  The remaining ownership was owned by two trusts.  The Company exercised joint control over its investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest granted it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors could not be nominated by the Company and the Chairperson could not be a member of the Company’s Board of Directors.  The Chairperson of the investee was entitled to cast a second vote in the event of a tie amongst its board.  Certain matters were beyond the control of the investee’s board and resided with its shareholders.  These matters included certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions could accelerate the purchase or extend the commitment beyond February 28, 2015.  On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee.  See Note 5.

The following table summarizes the Company’s investments:

	March 31, 2014	December 31, 2013

Cost method investment	$936	$973
Equity method investment	—	4,686
Total investments	$936	$5,659

9.  Accrued Charges

Accrued charges comprise the following:

	March 31, 2014	December 31, 2013

Insurance	$36,034	$33,879
Payroll and related costs	29,967	41,824
Franchise and royalty fees	8,086	9,127
Interest	1,154	876
Provincial, federal and state sales taxes	5,326	6,895
Acquisition holdbacks and acquisition related costs	1,272	2,668
Environmental surcharges	4,214	6,972
Property taxes	1,630	189
Share based compensation	9,741	7,854
Other	29,380	26,707
	$126,804	$136,991

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

10.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

March 31, 2014
Fair value of legally restricted assets (funded landfill post-closure costs)	$10,520
Undiscounted closure and post-closure costs	$664,978
Credit adjusted risk-free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2014	$9,446
2015	10,658
2016	13,892
2017	8,307
2018	14,653
Thereafter	608,022
$664,978

	Three months ended
	March 31
	2014	2013

Landfill closure and post-closure costs, beginning of the year	$124,454	$113,152
Provision for landfill closure and post-closure costs, during the period	2,102	2,561
Accretion of landfill closure and post-closure costs, during the period	1,539	1,409
Landfill closure and post-closure expenditures, during the period	(811)	(795)
Disposal of landfill closure and post-closure costs, during the period	(960)	—
Revisions to estimated cash flows, during the period	(75)	(618)
Foreign currency translation adjustment, for the period	(1,406)	(707)
	124,843	115,002
Less current portion of landfill closure and post-closure costs	9,446	8,195
Landfill closure and post-closure costs, end of period	$115,397	$106,807

11.  Shareholders’ Equity

Normal course issuer bid

Effective August 21, 2013, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 7,500 of the Company’s common shares during the period that expires on August 20, 2014.  Daily purchases are limited to a maximum of 52.651 shares on the Toronto Stock Exchange.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.

For the three months ended March 31, 2014, no common shares (2013 - nil) were purchased and cancelled at a total cost of $nil (2013 - $nil).

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehensive loss
Three months ended March 31, 2014
Balance, beginning of year	$(81,473)	$(418)	$(81,891)
Other comprehensive loss before reclassifications, during the period	(18,737)	—	(18,737)
Amounts reclassified from accumulated other comprehensive loss, during the period	—	418	418
Balance, end of period	$(100,210)	$—	$(100,210)

Three months ended March 31, 2013
Balance, beginning of year	$(48,292)	$176	$(48,116)
Other comprehensive loss before reclassifications, during the period	(11,296)	(535)	(11,831)
Amounts reclassified from accumulated other comprehensive loss, during the period	—	276	276
Balance, end of period	$(59,588)	$(83)	$(59,671)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at March 31, 2014 and 2013 for the purpose of computing basic and diluted net income per share.

	Three months ended
	March 31
	2014	2013

Net income	$25,919	$29,341

Weighted average number of shares, basic	115,177	115,167
Dilutive effect of share based options	—	—
Weighted average number of shares, diluted	115,177	115,167

Net income per weighted average share, basic and diluted	$0.23	$0.25
Issued and outstanding share based options	3,039	2,857

Share based options, since they are anti-dilutive to the calculation, have been excluded from the calculation of net income per share.

12.  Share Based Compensation

Compensation expense includes restricted share expense or recovery, fair value changes in performance share units (“PSUs”) and share based options all of which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

For the three months ended March 31, 2014 restricted share expense amounted to $716 (2013 - $490).

PSUs

For the three months ended March 31, 2014, PSU expense totaled $1,385 (2013 - $613).  In addition, as of March 31, 2014, unrecognized compensation cost for PSUs totaled $6,713 (December 31, 2013 - $4,061).  At March 31, 2014, $5,591 is accrued (December 31, 2013 - $4,300).

Share based options

For the three months ended March 31, 2014 share based compensation expense (recovery) amounted to $2,221 (2013 — ($429)).  In addition, as of March 31, 2014, unrecognized compensation cost for share based compensation totaled $3,454 (December 31, 2013 - $1,556).  At March 31, 2014, $9,741 (December 31, 2013 - $7,854) is accrued.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Related Party Transactions

Equity accounted investee

Transactions between the Company and its equity accounted investee up to January 31, 2014 have all been transacted in the normal course of business.  These transactions are the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for these services which are measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.  The Company incurred $110 (2013 - $125) of charges for the three months ended March 31, 2014 from its equity investee which are recorded to operating expenses.

Other related party transactions

A company owned by an officer of a BFI Canada Inc. (“BFI”) subsidiary provides transportation services to the Company.  Total charges of $743 (2013 - $899) were incurred for the three months ended March 31, 2014 and are recorded to operating expenses.  Amounts included in accounts payable at March 31, 2014 total $74 (December 31, 2013 - $70).

All related party transactions are recorded at the exchange amounts.

14.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair values which are recorded as other assets or other liabilities on the Company’s balance sheet.

	March 31, 2014	December 31, 2013
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$1,728	$2,149
Long-term - commodity swaps	$622	$670
Current - foreign currency exchange agreements	$133	$—
Long-term - interest rate swaps	$24,198	$19,199

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$14,879	$9,863
Long-term - interest rate swaps	$12,096	$9,870
Current - wood waste supply agreement	$31	$208
Long-term - wood waste supply agreement	$920	$598

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following tables outline the hierarchical measurement categories for various financial assets and liabilities. As at March 31, 2014 and December 31, 2013, financial assets and liabilities measured on a recurring basis had the following fair values expressed on a gross basis:

	March 31, 2014
	Quoted
	prices in
	active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$42,282	$—	$—	$42,282
Funded landfill post-closure costs	10,520	—	—	10,520
Other assets - commodity swaps	—	—	2,350	2,350
Other assets - interest rate swaps	—	24,198	—	24,198
Other assets - foreign currency exchange agreements	—	133	—	133
Other liabilities - interest rate swaps	—	(26,975)	—	(26,975)
Other liabilities - wood waste supply agreement	—	—	(951)	(951)
	$52,802	$(2,644)	$1,399	$51,557

	December 31, 2013
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$31,980	$—	$—	$31,980
Funded landfill post-closure costs	10,690	—	—	10,690
Other assets - commodity swaps	—	—	2,819	2,819
Other assets - interest rate swaps	—	19,199	—	19,199
Other liabilities - interest rate swaps	—	(19,733)	—	(19,733)
Other liabilities - wood waste supply agreement	—	—	(806)	(806)
	$42,670	$(534)	$2,013	$44,149

The following tables outline the change in fair value for recurring Level 3 financial instrument measurements for the three months ended March 31, 2014 and 2013, respectively:

	Three months ended
	March 31
Significant unobservable inputs (Level 3)	2014	2013

Balance, beginning of year	$2,013	$2,064
Realized gains included in the statement of operations, during the period	468	77
Unrealized (losses) gains included in the statement of operations, during the period	(1,257)	1,421
Unrealized gains (losses) included in accumulated other comprehensive loss, during the period	643	(398)
Settlements	(468)	(77)
Foreign currency translation adjustment	—	(5)
Balance, end of period	$1,399	$3,082

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes by comparing them to similar quotes from another financial institution and its own calculation of fair value.  In addition, the Company employs a third-party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company has entered into the agreements with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

The fair value of the Company’s embedded derivative from its wood waste supply agreement is determined applying a discounted cash flow methodology.  This methodology uses electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  The Company employs a third-party, who is not a counter-party, to independently value the embedded derivative and the Company uses this information to derive its fair value estimate.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Hedge accounting

The Company had designated certain commodity swaps as cash flow hedges. The following tables outline changes in the fair value of commodity swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three months ended March 31, 2014 and 2013.

	Three months ended
	March 31
	2014	2013

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, commodity swaps	$—	$(535)
Total other comprehensive loss, net of income tax	$—	$(535)

	Three months ended
	March 31
	2014	2013

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains (losses) on cash flow hedges:
Commodity swaps - recorded in operating expenses	$643	$425
Income tax - recorded in income tax expense or recovery	(225)	(149)
Total amount reclassified from accumulated other comprehensive income or loss	$418	$276

The Company measured and recorded any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses were reclassified to operating expenses as diesel fuel was consumed.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company entered into interest rate swaps to reduce its exposure to interest rate volatility on consolidated credit facility advances.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  The Company also entered into foreign currency exchange agreements to mitigate against the risk of foreign currency fluctuations on amounts repayable under its Credit Agreement.

The Company’s corporate treasury function is responsible for arranging all agreements while the Audit Committee is responsible for approving these agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate, commodity swaps and foreign currency exchange agreements recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has entered into the following commodity and interest rate swaps and foreign currency exchange agreements outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
June 1, 2012	62,500	$3.69	Diesel Fuel Index	November 1, 2013	June 30, 2014
May 9, 2012	150,000	$3.85	Diesel Fuel Index	January 1, 2014	December 31, 2014
May 24, 2012	150,000	$3.79	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	300,000	$3.73	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 9, 2012	260,000	$0.61	NYMEX WTI Index	January 1, 2013	December 31, 2014
May 23, 2012	260,000	$0.60	NYMEX WTI Index	January 1, 2013	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2014	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

October 26, 2010	$160,000	1.07%	0.25%	November 2, 2010	July 2, 2014
March 25, 2011	$60,000	1.61%	0.25%	April 4, 2011	July 2, 2014
June 29, 2011	$30,000	1.13%	0.25%	July 5, 2011	July 2, 2014
August 30, 2013	$35,000	2.97%	0.25%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.25%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.25%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.25%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.25%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.25%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.25%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.25%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.25%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.25%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.25%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.25%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.25%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.25%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.25%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.25%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.25%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.25%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.25%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.25%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.25%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.25%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.25%	January 2, 2014	September 28, 2018
March 4, 2014	$25,000	2.25%	0.25%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.26%	0.25%	March 31, 2014	March 28, 2024
March 4, 2014	$25,000	2.25%	0.25%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.78%	0.25%	March 31, 2014	March 28, 2024
March 17, 2014	$20,000	1.67%	0.25%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	1.67%	0.25%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	2.27%	0.25%	March 31, 2014	March 31, 2021
March 17, 2014	$20,000	2.26%	0.25%	March 31, 2014	March 31, 2021
March 17, 2014	$30,000	2.79%	0.25%	March 31, 2014	March 28, 2024
March 28, 2014	$35,000	1.64%	0.25%	March 31, 2014	September 30, 2018
March 28, 2014	$25,000	1.03%	0.25%	March 31, 2014	March 31, 2017

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

March 21, 2014	$8,000	1.1228	April 4, 2014
March 25, 2014	$800	1.1174	April 4, 2014

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s derivatives are as follows:

	March 31, 2014
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$30,130	$16,228	$13,612	$290	$—
Foreign currency exchange agreements	$8,800	$8,800	$—	$—	$—

Unrealized amounts recorded to net gain or loss on financial instruments for the three months ended March 31, 2014 and 2013 are as follows:

	Three months ended
	March 31
	2014	2013

Net loss (gain) on financial instruments
Funded landfill post-closure costs	$—	$(3)
Interest rate swaps	2,211	(631)
Fuel hedges	1,081	(1,421)
Wood waste supply agreement	176	—
Foreign currency exchange agreements	(133)	(210)
	$3,335	$(2,265)

15.  Income Taxes

The components of domestic and foreign income before income tax expense (recovery) and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended
	March 31
	2014	2013
Income before income tax expense (recovery) and net loss from equity accounted investee
Canada	$10,092	$18,223
U.S.	1,552	27,974
Other	16,448	—
	$28,092	$46,197

Current income tax expense
Canada	$4,780	$8,590
U.S.	727	1,209
Other	71	—
	5,578	9,799
Deferred income tax expense (recovery)
Canada	(3,743)	(2,464)
U.S.	256	9,488
Other	—	—
	(3,487)	7,024
Total income tax expense	$2,091	$16,823

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the periods ended March 31, 2014 and 2013.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2013 in Canada and from 1997 to 2013 in the U.S.

16.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, safety and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes of stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

	Three months ended
	March 31
	2014	2013
Revenues
Canada	$167,361	$179,094
U.S. south	221,854	211,567
U.S. northeast	80,555	95,899
Corporate	—	—
	$469,770	$486,560

Revenues less operating and selling, general and administration expenses
Canada	$56,081	$64,775
U.S. south	59,584	59,167
U.S. northeast	12,896	17,880
Corporate	(17,054)	(11,966)
	$111,507	$129,856

Amortization
Canada	$22,323	$26,040
U.S. south	31,266	29,868
U.S. northeast	12,936	14,802
Corporate	682	589
	$67,207	$71,299

Net loss (gain) on sale of capital and landfill assets	$3,033	$(617)

Operating income	$41,267	$59,174

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	March 31, 2014
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$379,834	$423,266	$98,710	$—	$901,810
Capital assets	$379,148	$434,453	$106,067	$7,384	$927,052
Landfill assets	$169,817	$418,412	$353,363	$—	$941,592
Total assets	$1,190,913	$1,461,694	$643,533	$52,265	$3,348,405

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$383,473	$423,164	$98,710	$—	$905,347
Capital assets	$375,562	$444,140	$109,780	$7,770	$937,252
Landfill assets	$180,706	$417,119	$354,906	$—	$952,731
Total assets	$1,218,124	$1,476,464	$657,139	$40,843	$3,392,570

17.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2014 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of March 31, 2014, the Company has compensated one homeowner under the PVPP.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

18.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

19.  Subsequent Events

On April 2, 2014, the Company sold land in Canada for total proceeds of C$20,000.  C$10,000 was received on closing with the remaining balance due by the tenth anniversary of the closing date or sooner dependent on certain conditions.  The amount receivable is secured by a vendor take back mortgage.